Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098
The following letter from Flextronics’s Chief Executive Officer was included with the Fiscal Year 2007 Annual Report sent to shareholders of Flextronics beginning on August 13, 2007.
To our Shareholders
I am very proud of the Company’s performance and the hard work and contribution of our employees and management across the globe in making it a very successful year for Flextronics. I am extremely pleased to share some of our major accomplishments during the year that ultimately led to the record-setting results in Fiscal 2007.
In my first year as CEO, I wanted to take a fresh look at our organization, and leverage its existing scale and capabilities to accelerate revenue growth and enhance profitability, while narrowing our focus to only those businesses that created substantial synergy.
We embarked on a market focused strategy that was designed to enable our company to execute better and more quickly and accurately in an increasingly complex environment. We expanded our management team through the addition of five new executives, and in doing so added innovative thinking and expertise that enhanced our value creation for our customers, while creating the necessary executive bandwidth to scale rapidly.
This market-focus strategy helped establish a solid foundation to position Flextronics for industry leadership through synergistic growth. It also supports the Company vision to create a company of limitless scale that is driven by a management system that delivers repeatable execution. Our ability to successfully operate a company with limitless scale and repeatable execution set the stage for the Solectron acquisition, which I will discuss shortly. Let me first review our Fiscal 2007 financial results.
FISCAL 2007 RESULTS
Fiscal 2007 was a year of transition that re-accelerated revenue and earnings growth for Flextronics. We accomplished the Company’s growth objectives, as Fiscal 2007 revenues grew by $3.6 billion or 23%, to an all-time record high of $18.9 billion and annual adjusted operating profit grew by 21%, while achieving our annual adjusted operating margin target of 3%. It is important to note that almost all of the revenue growth in Fiscal 2007 was organic program wins with customers that did not come with any factory acquisitions. We are obviously capturing market share, and I feel this growth is a confirmation by our customers of the Company’s strength, market position and investment strategies.
We continue to be intensely focused on growing our market share, with an appropriate return on capital. Our GAAP net income increased over $367 million to an all-time record high of $509 million in Fiscal 2007. We are very pleased that we also met our Fiscal 2007 adjusted earnings per share commitment of $0.80, which is an all-time high and an increase of 16% over the prior year. Despite a heavy investment cycle, the Company’s return on invested capital (“ROIC”) increased by 60 basis points to 10.4% in Fiscal 2007, which is the highest level in six years. This is further confirmation that our incremental growth is generating a higher ROIC.
As good as the annual results are, the improvements in quarterly operating results accelerated throughout the year. For example, fourth quarter revenue increased $1.1 billion, or 32% from the year ago quarter to a fourth quarter record high $4.7 billion, while quarterly adjusted operating profit increased 36% from the year ago quarter. The fourth quarter revenue growth of 32% compares to 31% in the third quarter, 23% in the second quarter and 6% in the first quarter.

Our balance sheet is in good shape, with over $700 million in cash and no short term debt maturities. We repaid $122 million of debt during the year, which de-levered the balance sheet to a near historical low debt to capital leverage ratio of only 20%.
We continue to lead the industry with our management of working capital, and ended the year with a quarterly cash conversion cycle of 15 days. Operations generated positive cash flow of $276 million for the year, which we are proud of in light of the annual revenue growth rate of 23%.
Another objective at the beginning of the year was to expand our low cost geographic capabilities to not only help us meet our revenue growth expectations, while yielding better profits and returns for shareholders, but to also improve our competitiveness, enhance our capabilities, and provide value to our customers that increases their competitiveness. We spent $569 million in capital expenditures in Fiscal 2007, primarily to expand our operations in China, India, Malaysia, the Ukraine, Brazil and Mexico. This investment was funded through the $580 million of cash generated from the divestiture of non core operations. We expect to be able to leverage these investments into next year and significantly reduce our investment level in Fiscal 2008.
We added significant business from new customers such as Nortel, Kodak, Agilent/Verigy, Cisco, Juniper, Sun, and many others. We also expanded and enhanced our vertically integrated service offering, where we have been adding capacity in plastics, metals, rigid PCBs and flexible circuits, as well as introducing new vertical capabilities in machining, LCD displays and power supplies. We expanded our base of design engineering by over 1,000 people in Fiscal 2007, in a variety of segments and verticals. We have become more powerful, and have invested aggressively, yet thoughtfully, all while maintaining our operating margins.
Another area of improvement that does not get highlighted in our financial results is the development of key management of the Company, to ensure we can successfully manage growth. As I have mentioned before, we have hired or promoted executives in all of our market segments. These individuals have developed infrastructure around them to ensure we can continue to meet our customer requirements, as well as effectively manage our company’s growth with limitless scale and repeatable execution.
While I am pleased with these results, and believe they are a testament to strong operational execution, I assure you that we are not resting on our past accomplishments. We are very enthusiastic about the direction of the Company and are excited about delivering even better results. We are working on continuous improvement in several areas of our business, such as operating margins, inventory management and ROIC during this time of accelerated growth. In addition, we are currently planning the integration of the largest acquisition in the Company’s history, with a focus on execution and superior customer service.
SOLECTRON ACQUISITION
Although the pending acquisition of Solectron was announced on June 4, 2007, it was enabled by many of the things we accomplished during Fiscal 2007. While the acquisition remains subject to customary closing conditions, including shareholder and regulatory approval, we expect the acquisition to close during the December 2007 quarter.
As a result of this transaction, Flextronics will become the most diversified and premier global provider of advanced design and vertically integrated electronics manufacturing services (“EMS”). Flextronics will have the broadest worldwide EMS capabilities, from design resources to end-to-end vertically integrated global supply chain services, which will enhance our ability to design, build, and ship a complete packaged product for our OEM customers. By combining Solectron’s resources and unique skill sets, we believe Flextronics will be able to provide more value and innovation to customers by building on the combined global economies of scale in manufacturing, logistics, procurement, design, engineering and ODM services.
The enhanced capabilities added through this acquisition will create more value for our customers and increase their competitiveness as a result of us being able to provide them a much more comprehensive set of capabilities. Solectron is an extremely important strategic addition to Flextronics and this combination transforms the landscape of our industry. By joining forces, we expect the increased scale will enable us to further extend our market reach, leverage vertical integration capabilities, realize significant cost savings, and better serve the needs of our combined customers, employees and shareholders. Solectron’s strength in serving high-end computing and telecom customers will be an invaluable addition to Flextronics’s existing capabilities and the combined company will be a market leader in most product categories. Flextronics will be a larger, more competitive company and therefore better positioned to deliver supply chain solutions that fulfill our customers’ increasingly complex requirements. The breadth and depth of the combined company significantly builds on Flextronics’s vertical integration capability while taking significant costs out of the combined company’s infrastructure. The combined company is clearly more diversified and formidable than either on its own, and we expect Flextronics will be better positioned to increase shareholder value through greater cash flow and earnings.
After this acquisition closes, Flextronics will operate in 35 countries, with a workforce of approximately 200,000 employees, including approximately 4,000 design engineers. Flextronics’s annual revenues will exceed $30 billion across seven well-diversified customer market segments and many vertical components divisions.
This acquisition should be 15% accretive to Flextronics once all of the $200 million annual after-tax synergies are realized. In addition to the cost synergies, we expect that cash flow synergies will be well in excess of the cash portion of the restructuring charges that are expected to result from the integration of this acquisition. For example, we believe there are significant cash synergies that will result from reducing Solectron’s cash conversion cycle. We believe we can generate $300-$600 million of cash by reducing their cash conversion cycle by 10-20 days. In addition, we expect combined capital expenditures can be reduced by approximately $450 million over the first three fiscal years post-closing from the redeployment of equipment in rationalized manufacturing locations. These cash flow synergies will improve the combined company’s return on invested capital. We will work hard to beat these expectations and achieve even greater cost synergies and realize them faster than planned.
As I outlined above, we have reorganized our management structure to create the infrastructure required to effectively and efficiently add scale to our operations. As a result, we are well prepared to achieve the expected synergies by successfully integrating Solectron into our company. We are thrilled to add Solectron customers and employees to our organization.
STRATEGIC BUSINESS OBJECTIVES
We believe the Solectron acquisition will accelerate our strategy of growing our market share with an appropriate return on capital. Our organic growth strategy remains intact and it will be even more compelling based on the strong capabilities of the combined companies as we are well prepared to realize growth and to integrate the acquisition in parallel. One of Flextronics’s competitive advantages is its ability to effectively integrate and operate large-scale acquisitions of global operations. We are confident in our ability to do so with this transaction.
I would like to thank all of our stakeholders for their contributions in making Fiscal 2007 a very successful year. This has been a stellar year for us and our performance marks a turning point in the industry-at-large as we leverage our achievements to grow strategically. We effectively created a well-aligned, global operational structure that will help extend our market leadership position long into the future. I look forward to the coming year as it will be exciting and I believe rewarding to shareholders.
Best regards,
Mike McNamara
Chief Executive Officer

Safe Harbor Statement
     This communication contains forward-looking statements within the meaning of federal securities laws relating to both Flextronics and Solectron. These forward-looking statements include statements related to expectations as to the closing of the acquisition of Solectron by Flextronics. These forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks include the ability of Flextronics and Solectron to satisfy the conditions to closing (including obtaining required regulatory approvals, Solectron stockholder approval and Flextronics shareholder approval); if and when the acquisition occurs, the revenues, cost savings, growth prospects and any other synergies expected from the acquisition may not be fully realized due to difficulties integrating the businesses, operations and product lines of Flextronics and Solectron or may take longer to realize than expected; any delay in completing the acquisition (including any delay in obtaining the required clearances and approvals or resulting from any litigation or similar proceedings) may significantly reduce the benefits expected to be obtained from the acquisition; a failure to complete the acquisition could materially and adversely affect Flextronics’s results of operations and stock price; and Flextronics may incur significant costs associated with the acquisition, including charges to operations to reflect costs associated with integrating the businesses and operations of Flextronics and Solectron. Additional information concerning these and other risks is described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Flextronics’s reports on Form 10-K, 10-Q and 8-K that Flextronics has filed with the U.S. Securities and Exchange Commission (“SEC”) and under “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors” included in the Joint Proxy Statement/Prospectus which forms a part of Flextronics’s registration statement on Form S-4/A, filed by Flextronics with the SEC on August 7, 2007. The forward-looking statements in this communication are based on current expectations and Flextronics assumes no obligation to update these forward-looking statements.
Additional Information and Where to Find it:
     On August 7, 2007, Flextronics filed a Registration Statement on Form S-4/A (SEC File No. 333-14486) with the SEC that contains a definitive Joint Proxy Statement/Prospectus. Before making any voting or investment decision with respect to the proposed merger, investors and security holders are urged to read carefully the Registration Statement and the definitive Joint Proxy Statement/Prospectus and related materials, because they contain important information about Flextronics, Solectron and the proposed merger. Documents filed with the SEC, including the preliminary Joint Proxy Statement/Prospectus, the definitive Joint Proxy Statement/Prospectus, when it is made available, and other relevant materials, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and Solectron have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to Solectron:

Flextronics International Ltd. 2090 Fortune Drive San Jose, CA 95131 Attention: Investor Relations	Solectron Corporation 847 Gibraltar Drive Milpitas, CA 95035 Attention: Investor Relations
     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
     Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the definitive Joint Proxy Statement/Prospectus referred to above. This document is available free of charge at the SEC’s website (www.sec.gov) or by contacting Flextronics and Solectron at their respective addresses listed above.